UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2021 Commission File Number: 001-38201
SECOO HOLDING LIMITED
Secoo Tower Sanlitun Road A, No.3 Courtyard Building 2 Chaoyang District, Beijing 100027 The People’s Republic of China +86 10 6588-0135
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXHIBIT INDEX

Exhibit 99.1 – Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SECOO HOLDING LIMITED

By:	/s/ Richard Rixue Li
Name:	Richard Rixue Li
Title:	Director and Chief Executive Officer

Date: December 20, 2021